Exhibit 99.1

New Pacific Metals Reports Signing of Administrative Mining Contracts and Commencement of the 2026 Drill Program at the Carangas Project

VANCOUVER, BC, Aug. 26, 2026 /CNW/ -- New Pacific Metals Corp. (TSX: NUAG) (NYSE-A: NEWP) ("New Pacific" or the "Company") is pleased to report the signing of the Administrative Mining Contracts ("AMCs") for its Carangas Silver-Gold Project (the "Carangas Project"), located in Oruro Department of Bolivia. As previously reported (July 16, 2026 news release), New Pacific successfully completed the prior consultation process on July 6, 2026, obtaining the consent of the Carangas community and other regional stakeholders as required to convert the Carangas Project's existing Prospecting and Exploration Licences ("PELs") to AMCs. The Company submitted the required documentation to the Bolivian authorities, and the Autoridad Jurisdiccional Administrativa Minera (Administrative Mining Jurisdictional Authority, or "AJAM") has now finalized the administrative conversion. The AMCs, which cover the approximately 39 km² Carangas Project, have a 30-year fixed term and were officially signed with AJAM on August 21, 2026.

The AMCs represent an important milestone in advancing the Carangas Project from exploration toward a long-term administrative mining framework and further de-risk the Carangas Project's permitting pathway.  The signed AMCs will now be submitted to the Plurinational Legislative Assembly of Bolivia for ratification and approval, representing the next key step toward formally obtaining the mining tenure. Following legislative approval, the Company expects to advance the Carangas Project's remaining permitting and technical work, including the environmental categorization and subsequent Environmental Impact Assessment process.

The Company also announced that the 2026 Carangas drill program is scheduled to commence the week of September 8th, 2026. The approximately 30,000 metre drilling campaign will include approximately 25,000 metres of drilling to upgrade mineral resources in both the silver zone and the gold zone with the balance focused on step-out drilling for potential extensions and testing new targets such as the standalone chargeability anomalies of the induced polarization surveys completed in 2023 beyond the known mineral resource area. Site preparation is underway, including mobilization of drilling equipment and contractors.  As part of the program the Company will gather data for the planned feasibility study, including  collecting samples for metallurgical test work and conducting geotechnical and hydrological drilling.

This news release has been reviewed and approved by Alex Zhang, P.Geo., Vice President of Exploration of New Pacific who is the designated qualified person for the Company.

About New Pacific Metals
New Pacific is a Canadian exploration and development company advancing two permitting stage precious metals projects in Bolivia. Its Silver Sand project in Potosí has the potential to become one of the world's largest silver mines. The Carangas Silver–Gold project in Oruro strengthens the Company's portfolio through scale, robust economics, and regional exploration potential. With near a decade of operating experience in Bolivia, New Pacific has earned the confidence of its stakeholders and shareholders.

For Further Information
Peter Lekich, Director Investor Relations and Corporate Development
Phone: (604) 633-1368 Ext. 223,
U.S. & Canada toll-free: 1-877-631-0593
E-mail: plekich@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Such statements include, but are not limited to statements regarding: the ratification and approval of the conversion of PELs to AMCs; timing and scale of the 2026 Carangas drill program; advancing the remaining permitting and technical work; expectations regarding the Project; estimates regarding net present value, Mineral Reserves and Mineral Resources; anticipated exploration, drilling, development, construction, and other activities or achievements of the Company; timing of receipt of permits and regulatory approvals; and estimates of the Company's revenues and capital expenditures; anticipated cost advantages and operational framework; and other future plans, objectives or expectations of the Company.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: global economic and social impact of public health crisis; fluctuating equity prices, bond prices, commodity prices; calculation of resources, reserves and mineralization, general economic conditions, foreign exchange risks, interest rate risk, foreign investment risk; loss of key personnel; conflicts of interest; dependence on management, uncertainties relating to the availability and costs of financing needed in the future, environmental risks, operations and political conditions, the regulatory environment in Bolivia and Canada, risks associated with community relations and corporate social responsibility, and other factors described under the heading "Risk Factors" in the Company's annual information form for the year ended June 30, 2025 and its other public filings. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.

The forward-looking statements are necessarily based on a number of estimates, assumptions, beliefs, expectations, and opinions of management as of the date of this news release that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates, assumptions, beliefs, expectations and opinions include, but are not limited to, those related to the Company's ability to carry on current and future operations, including: public health crisis on our operations and workforce; development and exploration activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve estimates, projections and forecasts; the stabilization of the political climate in Bolivia; the Company's ability to obtain and maintain social license at its mineral properties; the availability and cost of inputs; the price and market for outputs; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits, including the ratification and approval of the Mining Production Contract with Corporación Minera de Bolivia, the Bolivian state mining corporation, by the Plurinational Legislative Assembly of Bolivia; the ability of the Company's Bolivian partner to convert the PELs  at the Company's Carangas project  to AMCs; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

Although the forward-looking statements contained in this news release are based upon what management believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. All forward-looking statements in this news release are qualified by these cautionary statements. Accordingly, readers should not place undue reliance on such statements. Other than specifically required by applicable laws, the Company is under no obligation and expressly disclaims any such obligation to update or alter the forward-looking statements whether as a result of new information, future events or otherwise except as may be required by law. These forward-looking statements are made as of the date of this news release.

Additional information relating to the Company, including the Annual Information Form, can be obtained under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

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%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 08:00e 26-AUG-26